04015257

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC MAIL PROCESSING RECEIVED MAR - 1 2004 WASH. D.C. 158 SECTION

SEC FILE NUMBER
8- 050062

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
COMCAP FINANCIAL SERVICES, INC.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
ONE VENTURE, SUITE #300
(No. and Street)

IRVINE,	CALIFORNIA	92618
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
DAVE BANERJEE (818) 382-7720
(Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
LaVine & Associates CPAs, Inc.
(Name — *if individual, state last, first, middle name*)

26691 Plaza Drive, Suite 222	Mission Viejo	California	92691
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED MAR 29 2004 THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Dave Banerjee, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of COMCAP FINANCIAL SERVICES, INC., as of December 31, 2003, 19____, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

____

____

____

Signature

FINOP

Title

Notary Public

OFFICIAL SEAL
NOBUO HIRAKO
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 1290098
LOS ANGELES COUNTY
My Commission Exp. February 5, 2005

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COMCAP FINANCIAL SERVICES, INC.
A Wholly Owned Subsidiary of Commercial Capital Bancorp, Inc.
(Successor to Financial Institutional Partners, LLC)

Financial Statements

December 31, 2003 and 2002

LaVine
& Associates
Certified Public Accountants, Inc.

REPORT OF INDEPENDENT PUBLIC ACCOUNTANT

Board of Directors
ComCap Financial Services, Inc.
(Successor to Financial Institutional Partners, LLC)
Irvine, California

We have audited the accompanying balance sheets of ComCap Financial Services, Inc. (Successor to Financial Institutional Partners, LLC), as of December 31, 2003 and 2002, and the related statements of income, changes in stockholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of ComCap Financial Services, Inc. as of December 31, 2003 and 2002, and the results of its operations and cash flows for the years then ended in conformity with generally accepted accounting principles.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

LaVine & Associates CPAs, Inc.

Mission Viejo, California
February 20, 2004

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936

COMCAP FINANCIAL SERVICES, INC.
(Successor to Financial Institutional Partners, LLC)

Balance Sheets

December 31,

ASSETS

	2003	2002
CURRENT ASSETS		
Cash	$189,845	$171,665
Deposits	23,393	23,382
Accounts receivable	-	15,253
Prepaid expenses and other assets	31,906	9,489
Goodwill	20,690	20,690
TOTAL CURRENT ASSETS	$265,834	$240,479

LIABILITIES AND STOCKHOLDER'S EQUITY

	2003	2002
CURRENT LIABILITIES		
Accrued compensation and benefits	$ -	$ 14,553
Accounts payable and accrued expenses	1,396	1,567
TOTAL CURRENT LIABILITIES	1,396	16,120
STOCKHOLDER'S EQUITY		
Common Stock – 10,000 shares authorized, 404 shares issued and outstanding	404	404
Additional paid-in capital	72	72
Retained earnings	263,962	223,883
TOTAL STOCKHOLDER'S EQUITY	264,438	224,359
TOTAL LIABILITIES & STOCKHOLDER'S EQUITY	$265,834	$240,479

The accompanying notes are an integral part of the financial statements.

COMCAP FINANCIAL SERVICES, INC.
(Successor to Financial Institutional Partners, LLC)

Statements of Income

For The Year Ended December 31,

	2003	2002
REVENUES		
Income earned on fixed income securities	$170,206	$982,409
Interest and dividends	2,625	672
TOTAL REVENUES	172,831	983,081
EXPENSES		
Compensation and benefits	51,210	607,814
Depreciation	-	3,000
Office expense	4,510	2,446
Other expenses	-	3,284
Professional fees	45,345	9,760
TOTAL EXPENSES	101,065	626,304
INCOME BEFORE PROVISION FOR INCOME TAXES	71,766	356,777
PROVISION FOR INCOME TAXES		
Current	31,687	100,109
INCOME BEFORE CHANGE IN ACCOUNTING PRINCIPLE	40,079	256,668
CUMULATIVE EFFECT OF CHANGE IN ACCOUNTING PRINCIPLE	-	(25,766)
NET INCOME	$ 40,079	$230,902

The accompanying notes are an integral part of the financial statements.

COMCAP FINANCIAL SERVICES, INC.

STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2003 and 2002

	COMMON STOCK	ADDITIONAL PAID-IN CAPITAL	RETAINED EARNINGS	MANAGING MEMBERS CAPITAL	CLASS A MEMBERS CAPITAL	CLASS B MEMBERS CAPITAL	TOTAL
Stockholder's Equity at December 31, 2001	$ 404	$ -	$ (7,019)	$ 4,929	$ (97,622)	$ 210,284	$ 110,976
Net Income	-	-	230,902	-	-	-	230,902
Distributions	-	-	-	(1,198)	(86,183)	(32,388)	(119,769)
Reorganization	-	72	-	(3,731)	183,805	(177,896)	2,250
Stockholder's Equity at December 31, 2002	404	72	223,883	-	-	-	224,359
Net Income			40,079				40,079
Stockholder's Equity at December 31, 2003	$ 404	$ 72	$ 263,962	$ -	$ -	$ -	$ 264,438

COMCAP FINANCIAL SERVICES, INC.
(Successor to Financial Institutional Partners, LLC)

Statements of Cash Flows

For the Year Ended December 31,

	2003	2002
Cash flows from operating activities:		
Net Income	$ 40,079	$ 230,902
Adjustments to reconcile net income to net cash used by operating activities:		
Depreciation	-	3,000
Cumulative effect of change in accounting principle	-	25,766
(Increase) decrease in operating assets:		
Accounts receivable	15,253	(15,253)
Prepaid expenses and other assets	(22,417)	(1,076)
Deposits	(11)	(168)
Increase (decrease) in operating liabilities:		
Accrued compensation and benefits	(14,553)	10,646
Accounts payable and accrued expenses	(171)	(7,996)
Net cash provided by operating activities	18,180	245,821
Cash flows from financing activities:		
Distribution to members	-	(119,769)
Net cash used in financing activities	-	(119,769)
Net increase in cash and cash equivalents	18,180	126,052
Cash balance – Beginning of Year	171,665	45,613
Cash balance – End of Year	$ 189,845	$ 171,665
Supplemental disclosure of cash flow information:		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ 51,096	$ 108,345

The accompanying notes are an integral part of the financial statements.

COMCAP FINANCIAL SERVICES, INC.
(Successor to Financial Institutional Partners, LLC)

Notes to Financial Statements

December 31, 2003 and 2002

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations

ComCap Financial Services, Inc. ("ComCap") is registered as a broker-dealer in securities under the Securities Exchange Act of 1934 and is a member of the National Association of Securities Dealers ("NASD"). Its primary income comes from fixed income securities sold to and bought from financial institutions and other institutional investors. ComCap also provides investment and asset liability management advice to its customers in conjunction with its broker-dealer activities. ComCap was previously named FIP, Inc., an S Corporation, and was the sole managing member of Financial Institutional Partners, LLC ("FIP, LLC"), a California limited liability company, which was organized in California on February 3, 1997. As discussed in Note 2, on July 1, 2002, the shareholders of ComCap and the members of FIP, LLC sold its ownership interests to Commercial Capital Bancorp, Inc. ("CCBI"). CCBI is a public company whose shares are traded on NASDAQ. FIP, LLC and its operations were merged into ComCap. As a result of this transaction, ComCap is a wholly owned subsidiary of CCBI and converted from an S Corporation to a C Corporation. ComCap experienced no significant changes in operations as a result of this transaction.

ComCap, in connection with its activities as a broker-dealer, does not hold funds or securities for customers. Accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 has been omitted.

ComCap currently conducts its business in California.

Summary of Significant Accounting Policies

Use of Estimates - Management of ComCap has made a number of estimates and assumptions relating to the reporting of assets and liabilities, the disclosure of contingent assets and liabilities and the reported amounts of revenues and expenses to prepare these financial statements in conformity with generally accepted accounting principles. Actual results could differ from those estimates.

NOTE 1 – NATURE OF OPERATIONS AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Comprehensive Income - Statement of Financial Accounting Standards No. 130, Reporting Comprehensive Income, (SFAS 130), requires that total comprehensive income be reported in the financial statements. Comprehensive income is the same as net income as reported in the Statement of Income for the years ended December 31, 2003 and 2002.

Fair Value of Financial Instruments - Substantially all of the ComCap's financial instruments are carried at fair value or amounts approximating fair value. Assets, including cash and cash equivalents and certain receivables, are carried at fair value or contracted amounts, which approximate fair value due to the short period to maturity. Similarly, liabilities, including certain payables and accrued expenses, are carried at amounts approximating fair value.

Concentration of Credit Risk - ComCap maintained substantially all of its day-to-day operating cash with its affiliate, Commercial Capital Bank, FSB during 2002. At times, cash balances exceeded the amounts insured by the Federal Deposit Insurance Corporation. During 2003, the Company began banking with an unrelated financial institution.

Cash Equivalents - ComCap considers all short-term money market instruments, with maturities of three months or less at the date acquired, to be cash equivalents.

Income Taxes - Due to the reorganization as discussed above, ComCap is taxed as a "C" Corporation for the year ended December 31, 2003. For the year ended December 31, 2002, the current provision for income taxes in the statement of income reflects the "S" Corporation minimum state franchise tax of $800 for California, as well as the current federal and state income taxes on the net income of the "C" Corporation for the six months ended December 31, 2002. The operations for all of 2003 will be included in the consolidated federal and state returns filed by its parent.

NOTE 2 – ACQUISITION OF COMCAP BY CCBI

On July 1, 2002, CCBI paid $78,545 to acquire the 404 outstanding shares of FIP, Inc. common stock and the member interests of FIP, LLC. The shareholders of FIP, Inc. and the members of FIP, LLC were also officers and directors of CCBI. The operations of FIP, LLC were merged into FIP, Inc. and the name was changed to ComCap, which is now a wholly owned subsidiary of CCBI. CCBI accounted for this transaction as a purchase business combination in accordance with SFAS 141 and the allocation of the purchase price to ComCap's assets and liabilities were pushed down to the books of ComCap, including the recording of $20,690 in goodwill.

NOTE 2 – ACQUISITION OF COMCAP BY CCBI (continued)

The allocation of the purchase price to arrive at the estimated fair value of assets acquired and liabilities assumed relating to the acquisition of ComCap by CCBI is summarized below:

Cash	$ 9,831
Deposit	23,302
Accounts Receivable	198,389
Other Assets	294
Goodwill	20,690
Short-term Borrowings	(165,000)
Other Liabilities	(8,961)
Total Purchase Price	$ 78,545

The following table presents unaudited pro forma results of operations for ComCap for the year ended December 31, 2002 as if the acquisition by CCBI had been effective January 1, 2002. The unaudited pro forma results include: (1) the historical accounts of ComCap and (2) pro forma adjustments, as may be required, including the lack of depreciation expense for the first six months of 2002 and the additional tax provision had ComCap been a "C" corporation for the entire year:

Revenues	$983,081
Expenses	623,304
Income Before Provision for Income Taxes	359,777
Provision For Income Taxes	151,272
Net Income Before Change in Accounting Principle	208,505
Cumulative Effect of Change in Accounting Principle	(25,766)
Net Income	$182,739

NOTE 3 – GOODWILL

Goodwill represents the excess of purchase price over the fair value of net assets acquired by the Company.

The FASB issued SFAS No. 141, *Business Combinations* (SFAS 141), and SFAS No. 142, *Goodwill and Other Intangible Assets* (SFAS 142). SFAS 141 requires that the purchase method of accounting be used for all business combinations initiated after June 30, 2001. SFAS 141 also specifies the criteria that intangible assets acquired in a purchase method business combination must meet to be recognized and reported apart from goodwill. SFAS 142 requires that, effective January 1, 2002, goodwill and intangible assets with indefinite useful lives no longer be amortized, but instead be tested for impairment at least annually in accordance with the provisions of SFAS 142. SFAS 142 also requires that intangible assets with estimated useful lives be amortized over their respective estimated useful lives to their estimated residual values and reviewed for impairment.

NOTE 3 – GOODWILL (continued)

As of January 1, 2002, the Company had unamortized goodwill in the amount of $25,766, all of which was subject to the transition provisions of SFAS 142. Upon adoption of SFAS 142, management recorded a transitional impairment loss of $25,766 as a "cumulative effect of change in accounting principle" in the Statement of Income. Management determined that there was no impairment of goodwill as of December 31, 2003.

NOTE 4 – INCOME TAXES

The current income tax expense included in the Statement of Income as determined in accordance with FASB Statement 109, Accounting for Income Taxes, is as follows:

	Federal	State	Total
2003			
Provision for Income Taxes – Current	$21,581	$10,106	$ 31,687
2002			
Provision for Income Taxes – Current	$73,706	$26,403	$100,109

Due to the reorganization as discussed in Note 1 above, the operations of ComCap for the six months ended December 31, 2002 and the year ended December 31, 2003 will be included in the consolidated federal and state income tax returns filed by its parent. Federal and state income taxes have been calculated as if ComCap filed a separate federal and state income tax return.

A reconciliation of the differences between the expected income tax expense or income computed at the U.S. statutory income tax rate and ComCap's income tax expense is as follows:

	2003	2002
Expected income tax expense at U.S. statutory tax rate	$ 24,400	$121,304
The effect of:		
Increase due to state taxes, net of U.S. federal income tax effects	7,287	17,426
Non-taxable income as "S" Corporation for the six months ended June 30, 2002	-	(38,621)
Income Tax Expense	$ 31,687	$100,109

NOTE 5 – COMMITMENTS AND CONTINGENCIES

ComCap's main office is located in Irvine, California and the facility is shared with affiliates. For the years ended December 31, 2003 and 2002, there was no allocation agreement for any rental or administrative expenses. CCBI's support of the administrative expenses is without recourse. Had an allocation of these expenses been made, the results of operations would be different.

NOTE 6 – FINANCIAL OFF-BALANCE SHEET RISK

In the normal course of business, ComCap is involved in the execution of various customer securities transactions. Securities transactions are subject to the risk of counterparty or customer nonperformance. However, transactions are collateralized by the underlying security, thereby reducing the associated risk to changes in the market value of the security through settlement date.

NOTE 7 – NET CAPITAL REQUIREMENT

ComCap, as a broker-dealer in securities, is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. ComCap is required to maintain minimum net capital, as defined, equal to the greater of $5,000 or 6-2/3% of total aggregate indebtedness arising from customer transactions, as defined.

At December 31, 2003 and 2002, ComCap had net capital, as defined of $188,449 and $194,180, which was $183,449 and $189,180 in excess of required net capital.

COM CAP FINANCIAL SERVICES, INC.
(Successor to Financial Institutional Partners, LLC)
Schedule I
Computation of Net Capital under Rule 15c3-1
Of the Securities and Exchange Commission
December 31, 2003 and 2002

The computation of net capital under Rule 15c3-1 as of December 31, 2003 and 2002 computed by the Company on Form X-17A-5, Part IIA, filed with the National Association of Securities Dealers does not differ materially from the following computation, which is based on audited financial statements.

	2003	2002
Net stockholder's equity qualified for net capital	$264,438	$224,359
Deduct and/or charges:		
Nonqualifying assets	(55,299)	(9,489)
Goodwill	(20,690)	(20,690)
Net capital	188,449	194,180
Minimum net capital required	5,000	5,000
Excess net capital	$183,449	$189,180
Total aggregate indebtedness included in statement of financial condition	1,396	16,120
Ratio of aggregate indebtedness to net capital	.01 to 1	.08 to 1

RECONCILIATION
The following is reconciliation as of December 31, 2003, and 2002 of the above net capital computation with the Company's corresponding unaudited computation pursuant to Rule 17a-5(d)(4):

	2003	2002
Net Capital – Company's computation	$188,449	$202,587
Reconciling items:		
Prepaid federal taxes	-	(8,407)
Net Capital	$188,449	$194,180

The accompanying notes are an integral part of the financial statements.

LaVine
& Associates
Certified Public Accountants, Inc.

Independent Auditor's Report of Internal Control Structure Required By SEC Rule 17a-5

Board of Directors
ComCap Financial Services, Inc.
(Successor to Financial Institutional Partners, LLC)
Irvine, California

In planning and performing our audit of the financial statements and supplemental schedules of ComCap Financial Services, Inc. ("ComCap"), (Successor to Financial Institutional Partners, LLC), for the year ended December 31, 2003 and 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by ComCap including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because ComCap does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by ComCap in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of ComCap is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which ComCap has

26691 Plaza Drive, Suite 222 • Mission Viejo, California 92691-6348 • Tel (949) 367-1935 • Fax (949) 367-1936

responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statement being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that ComCap's practices and procedures were adequate at December 31, 2003 and 2002 the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the NASD and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

LaVine & Associates CPA's Inc.

Mission Viejo, California
February 20, 2004